EXHIBIT 4.29


                                                                   July 28, 2004

Israel Discount Bank Ltd.

Dear Sirs,

                     Re: AMENDMENT OF ADDITIONAL CONDITIONS

We hereby confirm our agreement to the amendment to the Additional Conditions for Granting Credits dated September 19, 2000, as amended (the "Additional Conditions"), such amendment to be effective as of the date hereof and until February 1st, 2005, as follows:

1. In Section 9.7 of the Additional Conditions, the following words shall be added at the end: "or a single claim is brought against the Company before a competent court of law for the payment of damages in an amount of USD 250,000 (two hundred and fifty thousand US dollars), provided that such claim is not brought against the Company by the Bank or any party related to the Bank and on condition that the external legal counsel to the Company stated in writing that in his opinion the claim brought against the Company shall result in a judgment payable solely by the Company in an amount not less than USD 250,000 (two hundred and fifty thousand US dollars)".

2. Section 9.9 of the Additional Conditions shall apply only to USD 500,000 (Five Hundred Thousand US dollars) of debt of the Company granted in accordance with the Additional Conditions.

3.   A new section 9.16 shall be added to the Additional Conditions as follows:
     "9.16 If the gross annual revenues of the Company, as determined by the audited financial statements in any year, are 25% less than the forecast provided by the Company to the Bank prior to that year; or the gross operating loss is more than 25% than the said forecast."

4.   The Credit shall be reduced by USD 80,000, effective as of the date hereof.

Except as modified hereby, the Additional Conditions shall remain operative and in effect without any change
Please confirm your agreement to the above amendments to the Additional Conditions.

                                Yours sincerely,

                                   e-SIM Ltd.

                             By:    _______________

                             Title: _______________

We confirm our agreement to the above amendments to the Additional Conditions.

_____________________
Israel Discount Bank Ltd.

By:      _______________

Title:   _______________
Date: ______ , 2004